# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: North America Frac Sand, Inc., CIK 0001409253
CUSIP: 65670R102
Title of class of securities: Common Stock, No par value per share
Address of issuer's principal executive offices: 3440 Hollywood Blvd, S-415, Hollywood, Florida (FL), 33021
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001393905-24-000002
Filed by CIK 0001838532

## Reporting persons
- J. P. CAREY ENTERPRISES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); sole voting power 206,775,655; shared voting power 0; sole dispositive power 206,775,655; shared dispositive power 0; aggregate amount beneficially owned 206,775,655 (9.2% of the class)
  Comment: Percent of Class Represented by Amount in Row (9):
  9.20% (based on the total of 2,246,796,272 outstanding shares of Common Stock)

## Item 1. Issuer
Name of issuer: North America Frac Sand, Inc.
Address of issuer's principal executive offices: 3440 Hollywood Blvd, S-415, Hollywood, FLORIDA, 33021.

## Item 2. Person Filing
Name of person filing: J.P. CAREY ENTERPRISES, INC.
Address of principal business office or, if none, residence: 800 Cooper Sandy Cove Alpharetta, GA 30004
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 206,775,655
Percent of class: 9.20
Sole power to vote or to direct the vote: 206,775,655
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 206,775,655
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- J. P. CAREY ENTERPRISES, INC.: /s/ Joseph C. Canouse, President (09/30/2025)